Christine M. DeBiase

General Counsel and Corporate Secretary

Brighthouse Financial, Inc.

Gragg Building

11225 North Community House Road

Charlotte, North Carolina 28277

Tel (980) 949-3626        Fax (212) 251-1546

June 2, 2017

Via EDGAR and E-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	Brighthouse Financial, Inc.
Amendment No. 2 to Form 10-12B
Filed April 18, 2017
File No. 001-37905

Dear Ms. Hayes:

This letter responds to the comments set forth in the letter, dated May 15, 2017, to Anant Bhalla, Chief Financial Officer of Brighthouse Financial, Inc. (the “Company” or “we”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to the registration statement on Form 10 filed with the Commission on April 18, 2017 (the “Registration Statement”).

Concurrently with this letter, the Company is electronically transmitting Amendment No. 3 to the Registration Statement (the “Amendment”), which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934, as amended. The Amendment includes revisions made in response to the comments of the Staff as well as other changes. We have enclosed for your convenience one copy of the Amendment that has been marked to show changes made to Amendment No. 2 to the Registration Statement.

Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. As a result of the revisions to the Registration Statement, some page references have changed. The page references in the comments refer to the page numbers of the second amendment to the Information Statement and the page references in the responses refer to page numbers in the third amendment to the Information Statement. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the Amendment.

Exhibit 99.1 — Information Statement

Unaudited Pro Forma Condensed Combined Financial Statements, page 186

1.	Upon separation, we note that as part of the unwinding of MetLife Reinsurance Company of South Carolina (“MRSC”) $2.8 billion collateral funding arrangement obligation, trust assets in excess of MSRC’s obligation will support the early termination payment due to an unaffiliated financial institution. Please expand your disclosure to quantify and explain your accounting for this early termination fee and any related future impacts, if material.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

June 2, 2017

Response: The Company’s accounting for the unwinding of the MRSC $2.8 billion collateral financing arrangement with an unaffiliated financial institution and the consequent early termination fee will, by analogy, follow the guidance provided in Staff Accounting Bulletin Topic 5-: Miscellaneous Accounting, Section T –Accounting for Expenses or Liabilities Paid by Principal Stockholder(s).

In connection with the entry by MetLife, Inc. (“MetLife”) into such collateral financing arrangement, MetLife agreed to make payments to the unaffiliated financial institution for, among other things, early termination of such collateral financing arrangement. Further, because the collateral financing arrangement refinancing was a result of MetLife’s decision to initiate the separation of the MetLife Retail Business and not as a result of MRSC’s current business operation, MetLife will incur the expense and payment for the early termination payment resulting from the unwinding of the collateral financing arrangement. MRSC has distributed the trust assets in excess of MRSC’s principal obligation to MetLife in the form of a dividend.

The Company has revised the pro forma disclosure on page 204 of the Information Statement as highlighted below.

Revised Disclosure (changes from the previous disclosure in bold, underlined text):

As part of the unwinding of the collateral financing arrangement, trust assets in excess of MRSC’s principal obligation were distributed to MetLife and will partially fund [~~will support the early termination payment due to an unaffiliated financial institution as well as~~] the distributions we expect to pay to MetLife prior to separation.

2.	Please tell us what consideration was given to reflecting any incremental costs associated with your Master Separation Agreement as well as other agreements with MetLife in your pro forma financial information pursuant to Rule 11-02(b)(6) of Regulation S-X. We note discussion of a post-separation license for the use of the “MetLife” name discussed on page 287.

Response: As part of the separation, the Company expects to enter into the Master Separation Agreement and several other agreements (including, among others, the Transition Services Agreement, the Investment Management Agreements, and the Registration Rights Agreement) with MetLife to effect the separation and to provide a framework for the Company’s relationship with MetLife after the distribution.

The Master Separation Agreement will set forth the Company’s agreements with MetLife relating to the ownership of certain assets and the allocation of certain liabilities in connection with the separation of the Company from MetLife. It will also set forth other agreements governing the Company’s relationship with MetLife after the distribution, including certain payment obligations between the parties.

Payment obligations under the Master Separation Agreement and the other agreements fall into three broad categories:

1.	Ongoing payment obligations for services provided to the Company under the Transition Services Agreement and the Investment Management Agreements, which initiated on January 1, 2017 under these agreements,

2.	One-time payment obligations (e.g., costs related to the transfer of certain books and records to the Company, expenses incurred in the connection with the sale of the Company’s shares owned by MetLife as contemplated in the Registration Rights Agreement, and the cost to purchase run-off tail insurance policies for certain liability coverages), and

3.	Contingent payment obligations (e.g., indemnification payment obligations contemplated in the Master Separation Agreement and other agreements).

Other than the ongoing payment obligations (i.e., the obligations that fall into category 1 above, which are reflected in our combined and condensed financial statements as of and for the period ending March 31, 2017), in our assessment of costs related to separation we believe there are no on-going costs that, individually or in aggregate, rise to the level of materiality to warrant inclusion in the pro forma financial statements.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

June 2, 2017

Further, MetLife is not charging the Company for the use of the “MetLife” name during the transitional period; therefore, no incremental cost has been included in the pro forma financial statements. As a result, we believe there are no other payment obligations that fall within the requirements of Rule 11-02(b)(6) of Regulation S-X that are required to be reflected on the pro forma financial statements.

Non-GAAP and Other Financial Disclosures, page 192

3.	You disclose that you provide reconciliations of your non-GAAP measures to the most directly comparable GAAP measures in the Results of Operations and Business sections of your filing. We are unable to locate reconciliations for Operating ROE and Operating EPS. Please tell us why these reconciliations were not provided.

Response: Historical Operating ROE and Operating EPS are not presented in the Information Statement and are only used in highlighting prospective financial goals in the Select Financial Targets section. Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are not accessible on a forward-looking basis because the Company believes it is not possible without unreasonable efforts to provide, other than a range, net investment gains and losses and net derivative gains and losses, which can fluctuate significantly within or outside the range and from period to period and may have a material impact on net income (loss). However, definitions of Operating ROE and Operating EPS are included on page 119 to explain these future financial measures.

The Company has expanded the disclosure in the non-GAAP financial measures table on page 117 of the Information Statement as highlighted below.

Revised Disclosure (changes from the previous disclosure in bold, underlined text):

See “— Results of Operations” and “Business — Description of our Segments, Products and Operations” for reconciliations of [~~these measures to the most directly comparable historical GAAP measures~~] operating earnings to net income (loss). Operating ROE and Operating EPS are only presented in this information statement as future financial targets post-separation. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measures is not accessible on a forward-looking basis because we believe it is not possible without unreasonable efforts to provide other than a range of net investment gains and losses and net derivative gains and losses, which can fluctuate significantly within or outside the range and from period to period and may have a material impact on net income (loss).

4.	You disclose that operating revenues and operating expenses exclude certain amounts related to securitization entities that are VIEs consolidated under GAAP. Please tell us the reason(s) for excluding these amounts and quantify the amounts excluded from operating revenues and operating expenses for each period presented. Tell us the specific line items that reflect the exclusion of such amounts on your reconciliations to the most directly comparable GAAP measures.

Response: Revenues and expenses relating to consolidated securitization entities (“CSEs”) are included in net investment income and other expenses on the Company’s combined statements of operations and comprehensive income (loss). CSE net investment income amounts are disclosed in footnote 4 to the investment yield table on page 162 with equal amounts included in other expenses on the Company’s combined statements of operations. Amounts relating to CSEs are excluded in determining investment yields and operating earnings since CSEs are not managed by the Company and are not profitability drivers of the Company’s business. Since CSE amounts are insignificant, they are included in the Other Adjustment component of the Company’s combined results of operations discussion and, since the net investment income and other expense amounts net to zero in determining net income (loss), they are not referenced in the applicable discussions.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

June 2, 2017

MetLife U.S. Retail Separation Business

Notes to Combined Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting Policies

Employee Benefit Plans, page F-32

5.	Your combined statements of operations include expenses for employee benefit plans sponsored by Metropolitan Life Insurance Company. Please tell us if there is a corresponding payable to MLIC recorded related to these expense amounts, if you have an obligation to repay any of the benefits your employees received under these plans, and how any payables will be settled in the separation.

Response: The Company historically has incurred employee benefit plan expenses on a monthly basis. Such expenses have been recorded as an intercompany payable to MLIC, with the payable settled in cash in the following accounting period. Beyond this monthly expense billing process, the Company incurred no additional charges from MLIC based on employee utilization of benefits or plan funding needs.

Beginning January 1, 2017, the Company established its separate employee benefit plans and its active employees no longer participate in MLIC’s employee benefit plans. The Company settled its final monthly billing for MLIC employee benefit plans in January 2017. Therefore, at separation, the Company will not have any payables related to MLIC sponsored employee benefit plans.

Stock-Based Compensation, page F-32

6.	We note your stock-compensation expense included in your combined statements of operations as determined by MetLife, Inc.’s accounting policy. Please expand your disclosure to discuss the impact of the separation on incentive compensation plans that your employees previously participated in.

Response: The Company’s participation in these plans ceased December 31, 2016, in that MetLife, Inc. did not grant Company employees new MetLife, Inc. stock-based long-term incentive awards as part of its 2017 process of determining total compensation for 2016 performance and in expectation of contributions to future performance, to the extent that Company employees had been identified prior to MetLife, Inc. completing that process.

The Company has expanded the disclosures in the Information Statement as highlighted below.

Executive Compensation Program – Page 291

Revised Disclosure (changes from the previous disclosure in bold, underlined text):

We are currently a wholly owned subsidiary of MetLife consisting of various portions of MetLife’s business. Our executive officers are currently officers or employees of MetLife, and some or all of the work they perform relate to us or our subsidiaries. [~~Our executive officers have been compensated by MetLife under their compensation programs.~~]

Effective January 1, 2017, Brighthouse established its own benefit plans. Our executive officers are participants in these Brighthouse benefit plans.

Our executive officers have participated in MetLife stock-based compensation plans, the costs of which have been allocated to the Company and recorded in the combined statements of operations. We anticipate that our separation from MetLife will constitute the end of our employees’ employment with MetLife and its affiliates, and that their MetLife stock compensation awards will be retained or forfeited according to their terms. Accordingly, as of the separation those awards will have either been forfeited or fully expensed. We also anticipate that, in accordance with the requirements of the plans, the MetLife Board or an appropriate committee will determine what adjustments, if any, to make to outstanding awards and the number of shares reserved for issuance under MetLife’s stock compensation plans in order to prevent the dilution or enlargement of participants’ rights under the plans.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

June 2, 2017

The Company’s participation in MetLife, Inc.’s stock compensation plans ceased December 31, 2016, in that MetLife, Inc. did not grant Company employees new MetLife, Inc. stock-based long-term incentive awards as part of its 2017 process of determining total compensation for 2016 performance and in expectation of contributions to future performance, to the extent that Company employees had been identified prior to MetLife, Inc. completing that process.

While we have determined the general principles and practices that will inform our executive compensation program, neither we nor the companies that will be our affiliates after we are no longer affiliated with MetLife have yet separately determined the compensation and benefits that will apply to our executive officers after that date.

Other Related Person Transactions – Page 310

Revised Disclosure (changes from the previous disclosure in bold, underlined text):

Stock-Based Compensation Plans

Our employees [~~currently~~] have participated in MetLife, Inc. stock-based compensation plans, the costs of which have been allocated to us and recorded in the combined statements of operations. We anticipate that our separation from MetLife will constitute the end of our employees’ employment with MetLife and its affiliates, and that their MetLife stock compensation awards will be retained or forfeited according to their terms. Accordingly, as of the separation those awards will have either been forfeited or fully expensed. We also anticipate that, in accordance with the requirements of the plans, the MetLife Board or an appropriate committee will determine what adjustments, if any, to make to outstanding awards and the number of shares reserved for issuance under MetLife’s stock compensation plans in order to prevent the dilution or enlargement of participants’ rights under the plans.

The Company’s participation in MetLife, Inc.’s stock compensation plans ceased December 31, 2016, in that MetLife, Inc. did not grant Company employees new MetLife, Inc. stock-based long-term incentive awards as part of its 2017 process of determining total compensation for 2016 performance and in expectation of contributions to future performance, to the extent that Company employees had been identified prior to MetLife, Inc. completing that process.

MetLife U.S. Retail Separation Business

Notes to the Interim Condensed Combined Financial Statements (Unaudited)

9. Related Party Transactions – Page F-226

Additional Disclosure:

Stock-Based Compensation Plans

The Company’s employees have participated in MetLife, Inc. stock-based compensation plans, the costs of which have been allocated to the Company and recorded in the combined statements of operations. The Company anticipates that its separation from MetLife will constitute the end of its employees’ employment with MetLife and its affiliates, and that their MetLife stock compensation awards will be retained or forfeited according to their terms. Accordingly, as of the separation those awards will have either been forfeited or fully expensed. The Company also anticipates that, in accordance with the requirements of the plans, the MetLife Board or an appropriate committee will determine what adjustments, if any, to make to outstanding awards and the number of shares reserved for issuance under MetLife’s stock compensation plans in order to prevent the dilution or enlargement of participants’ rights under the plans.

The Company’s participation in MetLife, Inc.’s stock compensation plans ceased December 31, 2016, in that MetLife, Inc. did not grant Company employees new MetLife, Inc. stock-based long-term incentive awards as part of its 2017 process of determining total compensation for 2016 performance and in expectation of contributions to future performance, to the extent that Company employees had been identified prior to MetLife, Inc. completing that process.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

June 2, 2017

Please contact me at (980) 949-3626 with any questions you may have regarding the Registration Statement. Electronic mail transmissions may be sent to me at cdebiase@brighthousefinancial.com and facsimile transmissions may be sent to my attention at (212) 251-1546.

Sincerely,

/s/ Christine M. DeBiase
Christine M. DeBiase

Copies to:

Anant Bhalla

Brighthouse Financial, Inc.

Stephen Gauster

MetLife, Inc.

John Schwolsky

Willkie Farr & Gallagher LLP

Benjamin Nixon

Willkie Farr & Gallagher LLP